1875 K Street, N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

VIA EDGAR

January 28, 2013

Laura E. Hatch

Staff Accountant

Office of Disclosure and Review

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	iShares Trust and iShares, Inc.

Dear Ms. Hatch:

On November 2, 2012, the SEC staff (the “Staff”) provided comments to certain financial statements of series of iShares Trust and iShares, Inc. The Staff’s comments to the financial statements, and the registrants’ responses, are provided below.

Staff comments and registrants’ responses:

1. The Staff noted that the following three funds in question had not been in existence during the entire reporting period and that the hypothetical example appeared to be based on an expense period less than six months, the registrants appeared to be using a number that was too low (instead of grossing up the expenses): iShares Floating Rate Note Fund, 2) iShares International Inflation-Linked Bond Fund, and 3) iShares Global Inflation-Linked Bond Fund. The Staff asked if this was an error so that it could be corrected going forward.

Response: For the annual report dated October 31, 2011, for the above noted funds, the number of days used in the period for the hypothetical example was incorrect. The hypothetical example calculations utilized the same number of days as each of their respective Funds’ calculations, rather than using the number of days in the full six-month period. This will be corrected going forward.

2. For the iShares S&P Municipal Bond Funds, the Staff inquired about the interest receivables. For example, for one fund, the Staff noted that the receivable was $5.6 mm but the annual interest is only $6.6 mm. The Staff asked for confirmation that the fund expected to collect this receivable (i.e., it is a “good” receivable).

Response: For the annual report dated February 29, 2012 of the iShares S&P Short Term National AMT-Free Municipal Bond Fund used in the above example, we confirm that the Fund’s interest receivable is collectable and is a “good” receivable.

NEW YORK  WASHINGTON  PARIS  LONDON  MILAN  ROME  FRANKFURT   BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

January 28, 2013

3. For the following three funds, iShares S&P California AMT-Free Municipal Bond Fund, iShares Barclays Short Treasury Bond Fund, and iShares iBoxx $ High Yield Corporate Bond Fund, the description net investment income in the annual report appeared to be inconsistent with the description of returns of capital. The Annual Reports stated that all distributions were made from net investment income, but there was a second Section 19(a) notice included in the filings that noted that distributions included returns of capital. The Staff asked for further clarification.

Response: The reason for the apparent inconsistency is that the Section 19(a) notice presents the character of cumulative distributions as of the date of the distribution and before consideration of any fiscal period end tax-related reclassifications, whereas the distribution amounts listed in the Statement of Changes in Net Assets and Financial Highlights represent the character of distributions as of the fund’s fiscal year end and after taking into account tax reclassifications.

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Please do not hesitate to contact me with any additional comments or questions at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin Benjamin J. Haskin

cc:	M. Neale

A. Wasserman